UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CUMBERLAND PHARMACEUTICALS INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, No Par Value Per Share

(Title of Class of Securities)

230770109

(CUSIP Number of Class of Securities (Underlying Common Stock)

A.J. Kazimi

Chief Executive Officer

Cumberland Pharmaceuticals Inc.

2525 West End Avenue, Suite 950,

Nashville, Tennessee 37203

(615) 255-0068

(Name, Address, and Telephone Number of Person Authorized to Receive Notices

And communications on Behalf of Filing Persons)

With copies to:

Kolin Holladay, Esq.

Adams and Reese LLP

Fifth Third Center

424 Church Street, Suite 2700

Nashville, Tennessee 37219

(615) 259-1450

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing fee**
$1,341,485	$153.73

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 509,185 shares of common stock of Cumberland Pharmaceuticals Inc. that have an aggregate value of $1,341,485 as of April 23, 2012 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended equals $114.60 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions relied upon:

☐	Rule 13e4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Issuer Third-Party Tender Offer)

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under Part I “Summary Term Sheet” in the Offer to Exchange, dated April 24, 2012 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer is Cumberland Pharmaceuticals Inc., a Tennessee corporation (together with its subsidiaries “Cumberland,” “CPIX,” the “Company,” “we,” “our,” or “us”). Our principal executive office is located at 2525 West End Avenue, Suite 950, Nashville, Tennessee 37203, and our telephone number is (615) 255-0068. The information in the Offer to Exchange under Part III, Section 9 (“Information Concerning Cumberland Pharmaceuticals Inc.”) is incorporated herein by reference.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by us to eligible option holders to exchange certain outstanding eligible options having an exercise price of $9.00 per share or greater (“Eligible Option Grants”) to purchase shares of our common stock, no par value per share (“Common Stock”), for shares of restricted Common Stock subject to vesting based on continued employment for a specified period (the “Restricted Stock”) that will be granted under our Amended and Restated 2007 Long-Term Incentive Compensation Plan (the “2007 Plan”) and Amended and Restated 2007 Directors’ Incentive Plan (the “2007 Directors’ Plan”), respectively, upon the terms and subject to the conditions set forth in the Offer to Exchange. We refer to this Offer to Exchange Eligible Option Grants for Restricted Stock in accordance with the terms and conditions of this Offer to Exchange as the “Exchange Program.” The grant date for the Restricted Stock will be the date of the exchange, which is expected to be the expiration date of the Exchange Program, unless the Exchange Program is extended by us. Only Eligible Option Grants that are outstanding on April 23, 2012 and held by Eligible Persons during the entire period commencing on and including April 24, 2012 through the date the Restricted Stock is granted will be eligible to tender in the Exchange Program. As of April 23, 2012, options to purchase 509,185 shares of our Common Stock were eligible for exchange in the Offer. The information set forth in the Offer to Exchange under Part I “Summary Term Sheet” and in Part III, Section 1 (“The Exchange Program; Eligibility; Expiration Date”), Section 2 (“Purpose for this Exchange Program”), Section 5 (“Acceptance of Eligible Option Grants for Exchange and Issuance of Restricted Stock”) and Section 8 (“Source and Amount of Consideration; Terms of Restricted Stock”) is incorporated herein by reference.

(c) Trading and Market Price. The information set forth in the Offer to Exchange under Section 6 (“Price Range of Common Stock Underlying the Eligible Option Grants and Restricted Stock”) is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. Cumberland Pharmaceuticals Inc. is both the filing person and the subject company. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offer to Exchange Part III, Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Eligible Option Grants”) is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Offer to Exchange under Part I “Summary Term Sheet” and in Part III, Section 1 (“The Exchange Program: Eligibility; Expiration Date”), Section 3 (“Procedures for Electing to Exchange an Eligible Option Grant”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Option Grants for Exchange and Issuance of Restricted Stock”), Section 7 (“Conditions of this Exchange Program”), Section 8 (“Source and Amount of Consideration; Terms of Restricted Stock”), Section 11 (“Status of Eligible Option Grants Acquired by Us in this Exchange Program; Accounting Consequences of this Exchange Program”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”) and Section 14 (“Extension of this Exchange Program; Termination; Amendment”), is incorporated herein by reference.

(b) Purchases. Members of Cumberland Pharmaceuticals Inc.’s Board of Directors (“Directors”) and its executive officers (“Executive Officers”) are eligible to participate in the Offer and the Exchange Program. The information in the Offer to Exchange under Part I “Summary Term Sheet” and Part III, Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Eligible Option Grants”) is incorporated herein by reference.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Part III, Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Eligible Option Grants”) is incorporated herein by reference. The Cumberland Pharmaceuticals 1999 Stock Option Plan is incorporated herein as Exhibit (d)(1). The 2007 Plan and related form of option agreement are incorporated herein by reference hereto as Exhibits (d)(2) and (d)(3) and contain information regarding the subject securities held by Eligible Persons who are employees of the Company. The 2007 Directors Plan and related form of option agreement are incorporated herein by reference hereto as Exhibits (d)(4) and (d)(5) and contain information regarding the subject securities held by Eligible Persons who are non-employee directors of the Company. The form of Restricted Stock Agreement for employees and officers is attached hereto as Exhibit (d)(6) and the form Restricted Stock Agreement for directors is attached hereto as Exhibit (d)(7) and incorporated herein by reference contains information regarding the Restricted Stock offered in the Exchange Program.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The Offer is being conducted for employee retention purposes and is offered only to eligible option holders who are current employees, directors and advisors of the Company. The information set forth in the Offer to Exchange under Part III, Section 2 (“Purpose of this Exchange Program”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Exchange under Part III, Section 5 (“Acceptance of Eligible Option Grants for Exchange and Issuance of Restricted Stock”) and Section 11 (“Status of Eligible Option Grants Acquired By Us in this Exchange Program; Accounting Consequences of this Exchange Program”) is incorporated herein by reference.

(c) Plans. Not applicable.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in the Offer to Exchange under Part III, Section 8 (“Source and Amount of Consideration; Terms of Restricted Stock”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Exchange under Section 7 (“Conditions of this Exchange Program”) is incorporated herein by reference.

(c) Borrowed Funds. Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in the Offer to Exchange under Part III, Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Eligible Option Grants”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Exchange under Part III, Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Eligible Option Grants”) of the Offer to Exchange is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. Not applicable.

(b) Employees and Corporate Assets. The information set forth in the Offer to Exchange Part III, Section 15 (“Fees and Expenses”) is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information. The information set forth in the Offer to Exchange under Part III, Section 9 (“Information Concerning Cumberland Pharmaceuticals Inc.”) and Section 16 (“Additional Information”), in Item 8 of CPIX’s Annual Report on Form 10-K for our fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission (the “SEC”) on March 7, 2012, is incorporated herein by reference. A copy of the Annual Report on Form 10-K and each of Quarterly Reports on Form 10-Q can be accessed electronically on the SEC’s website at www.sec.gov.

(b) Pro Forma Information. Not applicable.

(c) Summary Information. The information set forth in the Offer to Exchange under Part III, Section 9 (“Information Concerning Cumberland Pharmaceuticals Inc.”) is incorporated herein by reference.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under Part III, Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Eligible Option Grants”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Other Material Information. Not applicable.

ITEM 12.	EXHIBITS.

EXHIBIT	DESCRIPTION OF EXHIBIT

(a)(1)(i)	Offer to Exchange relating to our Exchange Program dated April 24, 2012.

(a)(1)(ii)	Form of Cumberland Pharmaceuticals Inc. Exchange Program Election Form.

(a)(1)(iii)	Form of Cumberland Pharmaceuticals Inc. Eligible Option Grant and Restricted Stock Information Sheet.

(a)(1)(iv)	Communication to Eligible Cumberland Pharmaceuticals Inc. Employees, Directors and Advisors from the Company, to be delivered on or about April 24, 2012.

(a)(1)(v)	Form of Communication to Eligible Person Participating in the Exchange Program Confirming Receipt of Election Form and Information Sheet.

(a)(1)(vi)	Reminder Communication to Eligible Cumberland Pharmaceuticals Inc. Employees, Directors and Advisors, to be delivered on or about May 7, 2012.

(a)(1)(vii)	Form of the Election Confirmation Form to be delivered on or about May 25, 2012.

(a)(i)(viii)	Cumberland Pharmaceuticals Inc.’s Definitive Proxy Statement on Schedule 14A for the 2012 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on March 12, 2012, is hereby incorporated by reference.

(a)(i)(ix)	Cumberland Pharmaceuticals Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission on March 7, 2012, is hereby incorporated by reference.

(a)(i)(x)	Cumberland Pharmaceuticals Inc.’s Registration Statement on Form S-8, filed with the Securities and Exchange Commission on January 15, 2010, is hereby incorporated by reference.

(b)	Not applicable

(c)	Not applicable

(d)(1)	Cumberland Pharmaceuticals Inc. 1999 Stock Option Plan, filed with the Securities and Exchange Commission on May 1, 2007 as Exhibit 10.17 to Cumberland Pharmaceuticals Inc.’s Registration Statement on S-1, is hereby incorporated by reference.

(d)(2)	Cumberland Pharmaceuticals Inc. Amended and Restated 2007 Long-Term Incentive Compensation Plan, filed with the Securities and Exchange Commission on April 12, 2012 as Appendix A to Definitive Schedule 14A, is hereby incorporated by reference.

(d)(3)	Form of Stock Option Agreement for the Cumberland Pharmaceuticals Inc. 2007 Long-Term Incentive Compensation Plan, filed with the Securities and Exchange Commission as an exhibit to the Form S-1/A on July 11, 2007, is hereby incorporated by reference.

(d)(4)	Cumberland Pharmaceuticals Inc. Amended and Restated 2007 Directors’ Incentive Plan, filed with the Securities and Exchange Commission on April 12, 2012 as Appendix B to Definitive Schedule 14A, is hereby incorporated by reference.

(d)(5)	Form of Stock Option Agreement for the Cumberland Pharmaceuticals Inc. 2007 Directors’ Incentive Plan, filed with the Securities and Exchange Commission as an exhibit to the Form S-1/A on July 11, 2007, is hereby incorporated by reference.

(d)(6)	Form of Restricted Stock Agreement under Cumberland Pharmaceuticals Inc.’s Amended and Restated 2007 Plan.

(d)(7)	Form of Restricted Stock Agreement under Cumberland Pharmaceuticals Inc.’s Amended and Restated 2007 Directors’ Plan.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CUMBERLAND PHARMACEUTICALS INC.

By:	/s/ A.J. Kazimi
A.J. Kazimi
Chairman and Chief Executive Officer

Dated: April 24, 2012

EXHIBIT INDEX

EXHBIIT	DESCRIPTION OF EXHIBIT

(a)(1)(i)	Offer to Exchange relating to our Exchange Program dated April 24, 2012.

(a)(1)(ii)	Form of Cumberland Pharmaceuticals Inc. Exchange Program Election Form.

(a)(1)(iii)	Form of Cumberland Pharmaceuticals Inc. Eligible Option Grant and Restricted Stock Information Sheet.

(a)(1)(iv)	Communication to Eligible Cumberland Pharmaceuticals Inc. Employees, Directors and Advisors from the Company, to be delivered on or about April 24, 2012.

(a)(1)(v)	Form of Communication to Eligible Person Participating in the Exchange Program Confirming Receipt of Election Form and Information Sheet.

(a)(1)(vi)	Reminder Communication to Eligible Cumberland Pharmaceuticals Inc. Employees and Advisors, to be delivered on or about May 7, 2012.

(a)(1)(vii)	Form of the Election Confirmation Form to be delivered on or about May 25, 2012.

(a)(i)(viii)	Cumberland Pharmaceuticals Inc.’s Definitive Proxy Statement on Schedule 14A for the 2012 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on March 12, 2012, is hereby incorporated by reference.

(a)(i)(ix)	Cumberland Pharmaceuticals Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission on March 7, 2012, is hereby incorporated by reference.

(a)(i)(x)	Cumberland Pharmaceuticals Inc.’s Registration Statement on Form S-8, filed with the Securities and Exchange Commission on January 15, 2010, is hereby incorporated by reference.

(b)	Not applicable

(c)	Not applicable

d(1)	Cumberland Pharmaceuticals Inc. 1999 Stock Option Plan, filed with the Securities and Exchange Commission on May 1, 2007 as Exhibit 10.17 to Cumberland Pharmaceuticals Inc.’s Registration Statement on S-1, is hereby incorporated by reference.

(d)(2)	Cumberland Pharmaceuticals Inc. Amended and Restated 2007 Long-Term Incentive Compensation Plan, filed with the Securities and Exchange Commission on April 12, 2012 as Appendix A to Definitive Schedule 14A, is hereby incorporated by reference.

(d)(3)	Form of Stock Option Agreement for the Cumberland Pharmaceuticals Inc. 2007 Long-Term Incentive Compensation Plan, filed with the Securities and Exchange Commission as an exhibit to the Form S-1/A on July 11, 2007, is hereby incorporated by reference.

(d)(4)	Cumberland Pharmaceuticals Inc. Amended and Restated 2007 Directors’ Incentive Plan, filed with the Securities and Exchange Commission on April 12, 2012 as Appendix B to Definitive Schedule 14A, is hereby incorporated by reference.

(d)(5)	Form of Stock Option Agreement for the Cumberland Pharmaceuticals Inc. 2007 Directors’ Incentive Plan, filed with the Securities and Exchange Commission as an exhibit to the Form S-1/A on July 11, 2007, is hereby incorporated by reference.

(d)(6)	Form of Restricted Stock Agreement under Cumberland Pharmaceuticals Inc.’s Amended and Restated 2007 Plan.

(d)(7)	Form of Restricted Stock Agreement under Cumberland Pharmaceuticals Inc.’s Amended and Restated 2007 Directors’ Plan.